# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ATAI Life Sciences N.V., CIK 0001840904
CUSIP: N0731H103
Title of class of securities: Common Shares
Address of issuer's principal executive offices: Wallstrasse 16, Berlin, Germany (2M), 10179
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001914073

## Reporting persons
- Galaxy Group Funding ECI U LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,471,736; sole dispositive power 0; shared dispositive power 8,471,736; aggregate amount beneficially owned 8,471,736 (4.2% of the class)
- Galaxy Group Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,471,736; sole dispositive power 0; shared dispositive power 8,471,736; aggregate amount beneficially owned 8,471,736 (4.2% of the class)
- Michael E. Novogratz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,471,736; sole dispositive power 0; shared dispositive power 8,471,736; aggregate amount beneficially owned 8,471,736 (4.2% of the class)

## Item 1. Issuer
Name of issuer: ATAI Life Sciences N.V.
Address of issuer's principal executive offices: Wallstrasse 16, Berlin, Germany, 10179

## Item 2. Person Filing
Name of person filing: This amended Schedule 13G is being filed by: (i) Galaxy Group Funding (ECI) (U) LLC, a Delaware limited liability company ("GGF"), (ii) Galaxy Group Investments LLC, a Delaware limited liability company ("GGI"), and (iii) Michael E. Novogratz (all of the foregoing, collectively, the "Reporting Persons"). GGF is the holder of record of the Common Shares reported in this Schedule 13G. GGI is the manager of GGF and Michael E. Novogratz is the manager of GGI. GGI and Michael E. Novogratz may be deemed to share beneficial ownership of the Common Shares held of record by GGF.
Address of principal business office or, if none, residence: 107 Grand Street, 6th Floor, New York, New York 10013
Citizenship:
GGF and GGI are limited liability companies organized in Delaware.

Michael E. Novogratz is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 8,471,736
Percent of class: 4.2
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 8,471,736
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 8,471,736

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
https://www.sec.gov/Archives/edgar/data/1840904/000149315222005742/ex99-1.htm

## Signatures
- Galaxy Group Funding ECI U LLC: /s/ Nicholas Holderness, Nicholas Holderness, Chief Operating Officer (05/27/2025)
- Galaxy Group Investments LLC: /s/ Nicholas Holderness, Nicholas Holderness, Chief Operating Officer (05/27/2025)
- Michael E. Novogratz: /s/ Michael E. Novogratz, Michael E. Novogratz (05/27/2025)